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                            May 30, 2023

       Akihisa Nagasaka
       Chief Financial Officer
       Earlyworks Co., Ltd.
       5-7-11, Ueno, Taito-ku
       Tokyo, Japan 110-0005

                                                        Re: Earlyworks Co.,
Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed May 19, 2023
                                                            File No. 333-269068

       Dear Akihisa Nagasaka:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-1 filed May 19, 2023

       Capitalization, page 35

   1. We note that the amounts for Accumulated deficit and Total Shareholders' Equity do not agree to the balance
sheet on page F-27. We also note that the net tangible book value on page 37 appears to be
inconsistent with the balance sheet. Please revise.
 Akihisa Nagasaka
FirstName
EarlyworksLastNameAkihisa Nagasaka
            Co., Ltd.
Comapany
May        NameEarlyworks Co., Ltd.
     30, 2023
May 30,
Page 2 2023 Page 2
FirstName LastName
Financial Statements
Note 2     Summary of significant accounting policies
Convenience Translation, page F-8

2. We note that for convenience to the reader, you applied the exchange rate set forth by the
         Federal Reserve Board on April 30, 2022 to your annual financial statements. Please revise to apply the exchange rate as of the most recent balance sheet date included in the filing, which is October 31, 2022, or as of the most recent practicable date if materially different. Refer to Rule 3-20(b)(1) of Regulation S-X.
        You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at
(202) 551-8816 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any other questions



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Ying Li